UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ________)*

Maguire Properties, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 559775101
(CUSIP Number) Steven H. Hassan 149 S. Barrington Ave, #311 Los Angeles, California 90049
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The California Capital Limited Partnership
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,650,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,650,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Themba LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,650,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,650,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Themba 2005 Trust I
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cook Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,650,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,650,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Themba 2005 Trust II
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cook Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,650,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,650,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The California Capital Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,650,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,650,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Patrick Soon-Shiong
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,650,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,650,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 559775101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven H. Hassan
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only ☐
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,650,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,650,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,650,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.7%
14. Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 (the "Common Stock"), of Maguire Properties, Inc. (the "Company"), whose offices are located at 355 South Grand Ave., Suite 3300, Los Angeles, California 90071.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed on behalf of The California Capital Limited Partnership ("CA Capital"), a limited partnership organized under the laws of California; Themba LLC ("Themba LLC"), a limited liability company organized under the laws of California; The Themba 2005 Trust I ("Themba I"), a trust established under the laws of the Cook Islands; The Themba 2005 Trust II ("Themba II"), a trust established under the laws of the Cook Islands; The California Capital Trust ("CA Trust"), a trust established under the laws of the State of California; Dr. Patrick Soon-Shiong; and Mr. Steven H. Hassan. CA Capital, Themba LLC, Themba I, Themba II, CA Trust, Dr. Soon-Shiong, and Mr. Hassan are referred to herein as the "Reporting Persons."

(b)	149 S. Barrington Ave, #311 Los Angeles, California 90049

(c)
The principal business of CA Capital is the holding of securities. The principal business of Themba LLC is acting as the general partner of CA Capital. The principal business of Themba I, Themba II and CA Trust is estate planning. Dr. Soon-Shiong is the Chairman and Chief Executive Officer of Abraxis BioScience, Inc., located at 11755 Wilshire Boulevard, Suite 2000, Los Angeles, California 90025. Mr. Hassan is an independent certified public accountant.

(d)	None;

(e)	None; and

(f)	CA Capital, Themba LLC and CA Trust were established in California. Themba I and Themba II were established in the Cook Islands. Dr. Soon-Shiong and Mr. Hassan are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The securities were purchased in private transaction with personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons are filing this Schedule 13D as a result of the acquisition of shares of Common Stock by CA Capital.

The Reporting Persons acquired the Common Stock beneficially owned by them because they believe the Common Stock represents an attractive investment opportunity based on the Company's business prospects.

The Reporting Persons will continue to evaluate their ownership and voting position in the Company and may consider the following future courses of action, among others: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional Common Stock in the open market or in privately-negotiated transactions; (iv) entering into hedging transactions with respect to the Common Stock; (v) voting as each of them deems appropriate on existing or future proposals that may be submitted to the Company’s shareholders for approval; (vi) having discussions with the Company’s management and board of directors regarding the Company’s business and ways to maximize shareholder value; and/or (vii) having discussions with other shareholders of the Company, potential strategic and financing partners and other third parties regarding the Company’s business and ways to maximize shareholder value. The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Company and other investment considerations, and they each reserve the right to take whatever future action is deemed appropriate under the circumstances that then exist.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above, whether to adopt plans or proposals of the type specified above, and whether to change its intention with respect to any of the above.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Persons are filing this Schedule 13D as a result of the acquisition of 4,650,000 shares of Common Stock of Maguire Properties, Inc. (the "Shares") by CA Capital, representing 9.7% of the outstanding shares of the class.

CA Capital is the beneficial owner of, and has the shared power to vote and dispose of such Shares.

Shares reported for Themba LLC reflect shares beneficially owned by CA Capital of which Themba LLC is the general partner. Themba LLC has voting and investment control over the Shares held by CA Capital, but disclaims beneficial ownership of the Shares reported herein except to the extent of its pecuniary interest therein.

Shares reported for Themba I, Themba II and CA Trust reflect Shares beneficially owned by CA Capital. Themba I, Themba II and CA Trust each hold 45.5%, 45.5% and 10.0% partnership interests, respectively, in CA Capital, and in such capacity they may be deemed to have voting and investment control over the Shares reported herein for CA Capital. Themba I, Themba II and CA Capital disclaim beneficial ownership of all such Shares except to the extent of their pecuniary interest therein.

Shares reported for Dr. Patrick Soon-Shiong reflect shares beneficially owned by CA Capital. Dr. Soon-Shiong is the protector of Themba I, Themba II and a trustee of CA Trust. In such capacities he may be deemed to have voting and investment control over the Shares reported herein for CA Capital. Dr. Soon-Shiong disclaims beneficial ownership of all such Shares except to the extent of his pecuniary interest therein.

Shares reported for Mr. Steven H. Hassan reflect Shares beneficially owned by CA Capital. Mr. Hassan is the manager of Themba LLC, the general partner of CA Capital, and is a trustee of Themba I, Themba II and CA Trust. In such capacities he may be deemed to have voting and investment control over the Shares reported herein for CA Capital. Mr. Hassan disclaims beneficial ownership of all such Shares except to the extent of his pecuniary interest therein.

(b)	Based on the foregoing, each of the Reporting Persons has shared power to direct the vote and disposition of the 4,650,000 Shares.

(c)
Schedule A hereto sets forth certain information with respect to transactions by CA Capital in Maguire Properties, Inc. Common Stock during the past 60 days. All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange. Except for the transactions listed on Schedule A, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons.

(d)	See Item 5(a) above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1. - Joint Filing Agreement, dated as of October 1, 2008, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      October 10, 2008
(Date)

THE CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By: Themba LLC
Its general partner

By:     /s/ Steven H. Hassan
    Steven H. Hassan, Manager

THEMBA LLC

By:    /s/ Steven H. Hassan
    Steven H. Hassan, Manager

THE THEMBA 2005 TRUST I

By:    /s/ Steven H. Hassan
    Steven H. Hassan, Trustee

THE THEMBA 2005 TRUST II

By:    /s/ Steven H. Hassan
Steven H. Hassan, Trustee

THE CALIFORNIA CAPITAL TRUST

By:    /s/ Steven H. Hassan
Steven H. Hassan, Trustee

PATRICK SOON-SHIONG

By:    /s/ Patrick Soon-Shiong
    Patrick Soon-Shiong, individually

STEVEN H. HASSAN

By:    /s/ Steven H. Hassan
Steven H. Hassan, individually

SCHEDULE A

(Transactions by the Reporting Persons in
Common Stock during the past 60 days)

Date	Transaction	Shares	Price Per Share ($)
9/29/08	Purchase	1,000,000	5.8137
9/29/08	Purchase	100,000	5.9345
9/30/08	Purchase	2,000,400	5.8822
10/1/08	Purchase	53,500	5.9978
10/2/08	Purchase	942,300	5.9820
10/3/08	Purchase	250,000	6.2334
10/6/08	Purchase	262,800	5.9218
10/7/08	Purchase	41,000	5.9281